Filed by InterXion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: InterXion Holding N.V.

Filer’s SEC File No.: 001-35053

CUSTOMER Q&A

PROJECT INTERXION

29th October, 2019

How to use this document

•	This document is confidential and should not be distributed outside of the company.

•	This document is intended to help guide your conversation with customers.

•	If you receive questions that are not covered by this document, please refer to your local MD, functional VP or member of the SMT.

Details about the announcement

1.	What are we announcing today?

•

Interxion has entered into a definitive agreement to combine with Digital Realty, a global provider of data centre, colocation and interconnection solutions. This a unique opportunity to create a global platform and we expect this combination will enhance the products and services we offer our customers, as well as your ability to participate in communities of interest around the world.

•	Digital Realty will enhance our ability to serve multinational customers on a global scale whilst Interxion offers Digital Realty an opportunity to create a leading pan-European data centre footprint.

•

Digital Realty is a public company with operations around the world including North America, Europe, Asia, Latin America and Australia. By combining our highly complementary businesses, we will be in an even better position to serve our customers and create unique expansion opportunities for our customers across an even greater number of important and high-growth metro areas.

2.	What is the rationale for this deal?

•	Fundamentally this deal will:

•	Increase our ability to serve high-growth European metro areas

•	Enhance our ability to meet growing demand for colocation and hyperscale deployments coupled with high-value interconnection services

•	Expand our blue-chip customer base

•	Provide attractive development pipeline for long-term growth

•	Produce highly efficient cost structure and financial benefits

3.	What is the agreement? How was it determined?

•

Under the terms of the agreement, Interxion shareholders will receive a fixed exchange ratio of 0.7067 Digital Realty shares per Interxion share. Completion of the transaction is subject to customary closing conditions, including approval by shareholders of Interxion and shareholders of Digital Realty.

4.	Why did Interxion do this deal?

•

We think this agreement will deliver significant value to our combined companies’ employees, customers, shareholders, and investors. It will give our combined customers a differentiated and superior European and global platform, providing them with the full spectrum of data centre offerings. It delivers strategic, product and customer benefits, including the following:

•

Globally Expanding Connected Communities of Interest: The combined company will extend Interxion’s successful strategy of creating and enabling valuable communities of interest in Europe by extending it across the combined company’s global footprint. This combination will build upon Digital Realty’s successful track record of hyperscale development and will represent an extension of the connected campus strategy that empowers enterprise customers to leverage the right products – from colocation to hyperscale footprints – to create value by efficiently deploying critical infrastructure and seamlessly connecting to a robust and growing universe of cloud platforms and

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connectivity service providers. The combined company will be uniquely positioned to meet the growing global demand from cloud platforms, service providers and enterprises seeking colocation, hybrid cloud and hyperscale data centre solutions as IT architectures are re-engineered to support the explosive growth of data in modern business models.

•

Complementary European Footprint and Product Offering: Interxion’s European business (currently consisting of 53 carrier- and cloud-neutral facilities in 11 European countries and 13 metro areas including Frankfurt, Amsterdam, Paris and Interxion’s Internet Gateway in Marseille) is highly complementary to Digital Realty’s European footprint, given Digital Realty’s established presence in London and Dublin. The combination will create a leading pan-European data centre presence, offering consistent, high-quality services with low-latency access to approximately 70% of the GDP in Europe.

•

Enhances Ability to Serve Multinational Customers on a Global Scale: Interxion’s well-established relationships with leading global cloud, digital media platform operators and multinational enterprise customers are expected to significantly bolster Digital Realty’s existing European platform. Similarly, Digital Realty’s relationships with many of the leading cloud platform operators and global enterprises along with its access to low-cost capital will meaningfully extend the breadth of the combined company’s value proposition to a global customer base. The combined company’s enhanced capabilities to address and solve the public- and hybrid-cloud architectural requirements of its global customer base will allow it to build upon each company’s current relationships with leading global customers while also enabling it to effectively compete in the broader target markets.

•

Combined Development Capacity Provides Significant Embedded Growth Potential: Interxion’s data centre development projects currently under construction are significantly pre-leased and represent a total expected investment of approximately $700 million. These projects are expected to be delivered over the next 24 months, representing a solid pipeline of potential future growth for the combined company. In addition, the combined platform will maintain strategic land holdings in key growth metros across Europe, providing the potential for significant long-term development value creation.

•

Creates Substantial Anticipated Cost Efficiencies and Financial Benefits: The size and scale of the combined company is expected to produce a highly efficient cost structure and industry-leading EBITDA margins. The combination of the two companies is expected to create an opportunity to realize cost savings. Upon closing, the transaction is expected to enhance the combined company’s long-term growth prospects and is expected to improve its cost of and access to capital.

5.	Why now?

•	Now is the right time – this is a prudently financed, long-term financially accretive deal bringing together high-quality assets with anchor tenants in high-growth areas.

•

The transaction is expected to be accretive to the long-term growth trajectory of the combined organization. It will establish a global platform that we believe will significantly enhance our ability to create long-term value for both companies’ customers, shareholders and employees.

6.	When will the transaction close?

•

We expect to complete the combination sometime next year. Before then, the deal is subject to the approval of Interxion’s and Digital Realty’s shareholders, and various regulatory agencies in Europe and the United States. In the meantime, an integration team will be developed to partner with Bill Stein, David Ruberg, and Jeff Tapley in taking the necessary steps to become a combined organisation. Separate but related, we have briefed our works councils in France and Germany, as is best practice in such circumstances.

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7.	What will the management structure of the combined company look like?

•	Until the close of the transaction we will continue to operate as two separate companies.

•	Digital Realty’s Chief Executive Officer (CEO) will serve as CEO of the combined global company.

•

Interxion Chief Executive Officer David Ruberg will serve as the Chief Executive of the combined company’s Europe, Middle East & Africa (EMEA) business and is expected to transition out of the role as Chief Executive of the EMEA business at some point within approximately one year of completion of the transaction.

8.	What will the name of the combined company in EMEA be called?

•	“Interxion, a Digital Realty company” will be the name of the combined company’s European, Middle East & Africa (EMEA) business.

9.	To whom should I direct questions about the announcement?

•	Customer: SMT, Country MD, Functional VP.

•	Internal: SMT, Country MD or Functional VP.

10.	Will we produce an official communication for our current customers? When? What should we say to them in the meantime?

•	We have sent an email to all customers on behalf of the company. This was in English and happened directly after the announcement became public.

•	A press release is posted to our corporate website and to our investor relations website.

•	The following documents are available to you to help in communications to your customers

i.	Copy of the Press Release

ii.	Copy of the Customer Email

iii.	This Q&A document

•	Digital Realty has also communicated to their customers using similar material.

11.	Will the transaction have any implications for Digital Realty’s or Interxion’s customers?

•	This transaction is good news for both Digital Realty and Interxion’s customers as it provides them more choices and access to an even larger global platform.

•	As we approach the close of the deal, we will be sure to keep our customers updated on key developments.

12.	Will both stocks continue to be traded? For how long?

•	Both stocks will continue to be traded separately until the transaction is complete.

13.	How will this impact customers who are currently negotiating with both Digital Realty and Interxion?

•	This will have no impact on your negotiations with each company.

•	Until the close of the transaction we will continue to operate as two separate companies. Please continue to conduct business as normal.

14.	Does Digital Realty plan on raising prices?

•	Until the transaction closes, it remains business as usual, with no changes to customer contracts or pricing.

•	Upon completion, we expect customers to benefit from increased choice and access to an even larger global platform. We will be sure to keep customers updated as we approach the close of the deal.

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Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, DLR intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include a proxy statement of DLR, which also constitutes a prospectus of DLR. After the registration statement is declared effective by the SEC, DLR intends to mail a definitive proxy statement/prospectus to shareholders of DLR and DLR intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter InterXion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding common stock of InterXion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of InterXion’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or InterXion may file with the SEC and send to DLR’s or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and InterXion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

DLR, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

InterXion cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and

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uncertainties, including, among others: the ability of DLR and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) InterXion’s SEC filings, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of InterXion’s management as of the date hereof. Except to the extent required by applicable law, InterXion undertakes no obligation to update or revise any forward-looking statement.

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